

March 12, 2015

Dale G. Barnhart
President and Chief Executive Officer
Lydall, Inc.
One Colonial Road
Manchester, CT 06042

> **Re: Lydall, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed March 3, 2015**
> **File No. 001-07665**

Dear Mr. Barnhart:

We have limited our review of your filing to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Proposal 2 – Approval of Restated Certificate of Incorporation, page 10

1. Rule 14a-4(a)(3) under the Securities Exchange Act of 1934 requires you to identify clearly and impartially each separate matter upon which you intend to act, whether or not related to or conditioned on the approval of other matters. In this regard, we note that it appears that you have combined multiple matters in Proposal No. 2. Please revise to unbundle Proposal No. 2 so that the changes to the company's Current Charter related to (i) filling any newly created directorships or other vacancy on the board of directors and (ii) eliminating mandatory indemnification of employees or agents and only retaining the obligation of indemnification by the company for its officers and directors are presented as two separate proposals. If any proposals are mutually conditioned, please revise the proxy statement accordingly and provide appropriate disclosure regarding the effect of a negative vote on the related proposals. To the extent applicable, also include a revised form of proxy that allows shareholders to vote separately on each proposal. Alternatively, please advise why unbundling of Proposal No. 2 is not necessary under these facts and circumstances. For guidance, refer to Question 101.02 of the Compliance and Disclosure Interpretations (Regarding Unbundling under Rule 14a-4(a)(3) Generally).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3642 with any questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel